UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20006

Schedule 13G

Under the Securities Exchange Act of 1934

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102 (Cusip Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 82620P102	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard H. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 480,034 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 480,034 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON * Individual

Schedule 13G

CUSIP No. 82620P102	13G	Page 3 of 4 Pages

Item 1:	(a)	Issuer: Sierra Bancorp

	(b)	Principal Executive Offices: 86 North Main Street, Porterville, CA. 93257

Item 2:	(a)	Person Filing: Howard H. Smith

	(b)	Address: 421 East Morton, Porterville, CA. 93257

	(c)	Citizen of the U.S.A.

	(d)	Class of Securities: Common Stock, no par value

	(e)	Cusip #82620P102

Item 3:	N/A

Item 4:	(a)	Total Shares Beneficially Owned: 480,034

	(b)	Percentage Ownership: 4.97%

	(c)	(i)	Shares with Sole Voting Power: 480,034 (includes 30,034 vested option shares)

		(ii)	Shares with Shared Voting Power: None

		(iii)	Shares with Sole Investment Power: Same shares as Item i above

		(iv)	Shares with Shared Investment Power: None

Item 5:	Ownership of Five Percent or Less of a Class – If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:	N/A

Schedule 13G

CUSIP No. 82620P102	13G	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/05
Date

/s/ Howard Smith
Signature

Schedule 13G